EXHIBIT (99)(f)

WACHOVIA CORPORATION NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [•], 2004

To the Holders of the

Dividend Equalization Preferred Shares (“DEPs”)

of Wachovia Corporation:

We will hold a special meeting of shareholders of Wachovia Corporation, a North Carolina corporation, on [•], 2004, at [•] a.m., local time, in [•], for the following purpose:

•	Approving the plan of merger contained in the Agreement and Plan of Merger, dated as of June 20, 2004, between SouthTrust Corporation, a Delaware corporation, and Wachovia, pursuant to which SouthTrust will merge with and into Wachovia.

We have fixed the close of business on August 20, 2004, as the record date for determining those shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only Wachovia shareholders of record at the close of business on August 20, 2004 are entitled to notice of the special meeting and any adjournments or postponements of the special meeting, and only Wachovia common shareholders of record at the close of business on that date are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. In order for the proposal to approve the plan of merger to be adopted, the holders of a majority of the outstanding shares of Wachovia common stock entitled to vote must vote in favor of approval of the plan of merger.

Holders of the DEPs will not be entitled to vote at the special meeting. The DEPs will remain outstanding after the merger and will not be affected by the merger. However, the DEPs have little or no economic value. Holders of the DEPs are no longer entitled to receive future dividend payments. Please see below for additional information about the DEPs.

For your information, the following is a summary of the Wachovia/SouthTrust merger agreement and the plan of merger contained therein. The merger agreement and plan of merger have been adopted by Wachovia’s and SouthTrust’s boards of directors.

Upon the completion of the merger, each share of SouthTrust common stock outstanding will be converted into 0.89 shares of Wachovia common stock, with the appropriate number of attached stock purchase rights under Wachovia’s shareholder rights plan. This exchange ratio is subject to customary and proportionate adjustments in the event of stock splits, reverse stock splits or similar events before the merger is completed. Wachovia will not issue fractional shares in the merger, and instead will pay cash for fractional common shares based on the NYSE closing price per Wachovia share on the trading day before the merger is completed. In the merger, Wachovia will assume all SouthTrust employee and director stock options and those options will become options to purchase Wachovia common stock. Each converted SouthTrust option will vest at the time of the merger, and the number of shares issuable under those options and the exercise prices will be adjusted to take into account the 0.89 exchange ratio.

Each share of Wachovia common and preferred stock outstanding at the time of the merger, including the DEPs, will remain outstanding and those shares will be unaffected by the merger. Wachovia shareholders will not be required to exchange certificates representing their Wachovia shares or otherwise take any action after completion of the merger. Each employee option to acquire Wachovia common stock that is outstanding and unexercised immediately prior to completion of the merger will continue on the same terms and conditions in effect immediately prior to completion of the merger.

Subject to the terms and conditions of the merger agreement, and in accordance with North Carolina and Delaware law, at the completion of the merger, SouthTrust will merge into Wachovia, and the separate corporate existence of SouthTrust will terminate. Wachovia will be the surviving corporation and will continue its corporate existence under the laws of North Carolina. Wachovia’s articles of incorporation will be the articles of incorporation of the combined company, and Wachovia’s by-laws will be the by-laws of the combined company. Three current members of SouthTrust’s board of directors will be appointed to Wachovia’s board of directors upon completion of the merger, including the current Chairman and Chief Executive Officer of SouthTrust, Wallace D. Malone, Jr., who will serve as Wachovia’s Vice Chairman. Wachovia’s current Chairman, President and Chief

Executive Officer, G. Kennedy Thompson, will continue to be a member of Wachovia’s board of directors, as well as its Chairman, President and Chief Executive Officer.

Generally, for United States federal income tax purposes, the merger will be tax-free to SouthTrust shareholders, other than with respect to any cash received for fractional shares, and the merger will not have any tax consequences for holders of Wachovia common stock or preferred stock. Under Delaware law, SouthTrust shareholders are not entitled to appraisal rights in the merger, and under North Carolina law, Wachovia shareholders are not entitled to appraisal rights in the merger.

The effective time of the merger will be the time set forth in the legal documents that we will file with the Secretaries of State of the States of North Carolina and Delaware on the date the merger is completed. We plan to complete the merger on the third business day after the satisfaction or waiver, where waiver is legally permissible, of the last remaining condition to the merger unless we agree to another date or time. The conditions to the merger include, among others, the approval of the plan of merger by the holders of a majority of the outstanding shares of common stock of each company; the obtaining of all required regulatory approvals, including approval by the Federal Reserve Board under the Bank Holding Company Act, without any conditions that could have a material adverse effect on the combined company; and the receipt of opinions by Wachovia and SouthTrust from their respective counsels that the merger will be treated as a tax-free reorganization under federal tax laws.

Wachovia and SouthTrust can mutually agree at any time to terminate the merger agreement without completing the merger, even if our shareholders have approved the plan of merger, and either of us can decide, without the consent of the other, to terminate the merger agreement if there is a final denial of a required regulatory approval; if the merger is not completed on or before March 31, 2005; if, in certain circumstances, there is a continuing breach of the merger agreement by the other party; or if the other party’s board of directors fails to recommend approval of the plan of merger to its shareholders, or withdraws or materially and adversely modifies its recommendation. Also, Wachovia generally may terminate the merger agreement if SouthTrust’s board recommends an acquisition proposal other than the merger or negotiates with a third party regarding an acquisition proposal other than the merger, and, prior to the SouthTrust special shareholders meeting, SouthTrust generally may terminate the merger agreement during a period of 10 days after any public announcement that Wachovia has entered into an acquisition transaction that would result in a change of control of Wachovia.

The merger agreement contains representations and warranties of Wachovia and SouthTrust, to each other, and also contains provisions regarding SouthTrust’s conduct of its business prior to the merger. In addition, the merger agreement contains certain other provisions and agreements, including provisions relating to SouthTrust’s receipt of acquisition proposals from third parties, the use of our reasonable best efforts to complete the merger, and amendment or waiver of merger agreement provisions.

Information about the DEPs

The DEPS have little or no economic value. As provided in the terms of the DEPs, following payment of Wachovia’s fourth quarter dividend in December 2003, holders of the DEPs are no longer entitled to receive future dividend payments. This is because Wachovia paid in excess of $1.20 per share in dividends in the aggregate over the preceding four quarters. In the event of liquidation of Wachovia, holders of DEPs will be entitled to receive, before any distribution is made to the holders of Wachovia common stock or any other junior stock, but after any distribution to any class or series of preferred stock established by Wachovia’s board of directors after September 1, 2001, an amount equal to $0.01 per DEP. The holders of DEPs will have no other right or claim to any of the remaining assets of Wachovia. The DEPs are not convertible or exchangeable, and may only be redeemed for $0.01 per DEP, at Wachovia’s option and in its sole discretion, after December 31, 2021. The DEPS do not have voting rights, except as required by law.

By Order of the Board of Directors,

Mark C. Treanor Senior Executive Vice President, General Counsel and Secretary

[•], 2004

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